Exhibit 99.8

NICE Delivers the Market’s First Real-Time Interaction Guidance, Powered by Its
Groundbreaking ENLIGHTEN AI Platform

First-of-its-kind, AI-powered, out of the box ENLIGHTEN behavioral models provide real-time agent guidance during interactions to create unparalleled customer experiences

Hoboken, N.J., July 27, 2020 – NICE (Nasdaq: NICE) today announced the launch of Real-time Interaction Guidance, an innovative solution powered by its proven AI platform - ENLIGHTEN. This new solution, based on predictive behavioral models for real-time interaction guidance, accurately and automatically determines and scores the unique agent behaviors that directly drive customer satisfaction. This allows organizations to have a comprehensive and objective view of the behavioral performance of all agents, powering both real-time personalized guidance to agents and post-interaction evaluations.

NICE ENLIGHTEN has analyzed billions of interactions from many of the world’s largest organizations for the most critical use cases and business outcomes. With its out-of-the-box models, ENLIGHTEN can accurately identify complaints, detect fraud, identify sales opportunities and measure churn risk based on the behavioral patterns of consumers and agents. Deep understanding of behavioral patterns eliminates human errors and subjectivity and ensures quick identification and resolution of mission-critical issues. This allows contact center managers to drive the behaviors that improve CSAT and NPS on 100% of interactions. Real-time Interaction Guidance with NICE ENLIGHTEN provides contact center employees in organizations of any size and sector with real-time guidance on how to steer customer conversations with clear visualization and resolution to drive superior service excellence, even in remote environments.

NICE ENLIGHTEN is an integral part of the CXone platform, infusing AI into all customer engagement processes, including predictive behavioral routing, agent coaching, complaints management, fraud detection, sales effectiveness and more.

Barry Cooper, President, NICE Enterprise Group, said, "By harnessing the power of NICE’s AI platform, ENLIGHTEN, we are transforming the way service organizations are delivering on their customer experience promises.  With a first-of-its-kind capability, ENLIGHTEN uses predictive behavioral models to directly influence customer satisfaction. More and more organizations are looking for ways to use AI in order to improve their customer relationships and we are proud to empower them to do it with ENLIGHTEN. Helping organizations and their employees in the moment enables employees to make the right decisions and drive the desired outcomes”.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.